EXHIBIT 99.7

CONSENT OF QUALIFIED PERSON

I, Michael Levy, P. Eng., consent to the public filing of the technical report titled “New Polaris Gold Project, NI 43-101 Technical Report & Feasibility Study, British Columbia, Canada” that has an effective date of July 21, 2025, and a report date of September 2, 2025 (“Technical Report”) by Canagold Resources Ltd (“Canagold”).

I also consent to any extracts from, or a summary of, the Technical Report in the news release issued on July 21, 2025, by Canagold and entitled “Canagold Announces Positive Feasibility Study Results for the New Polaris Project,” (the News Release”).

I certify that I have read the News Release being filed by Canagold and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: September 2, 2025

“Signed”

Michael Levy, P. Eng.